August 1, 2025

R. Erik Holmlin, Ph.D.
President, Chief Executive Officer and Director
Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121

       Re: Bionano Genomics, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 30, 2025
           CIK No. 0001411690
Dear R. Erik Holmlin, Ph.D.:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   David S. Wolpa, Esq.